Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 4 - 2012

March 9, 2012
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES 2011 FINANCIAL RESULTS CONFERENCE CALL & WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) plans to announce its 2011 financial results for the year ended December 31, 2011 before market open on Thursday, March 15th, 2012.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, March 15th, 2012 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon120315.html

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, March 22, 2012.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO
Ian S. Walton, Executive Vice President & CFO
Suite 1120, Cathedral Place, 925 W. Georgia Street Vancouver, BC V6C 3L2
Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Fax: 604-687-3932 Investor Relations: Jennifer.north@aurizon.com Email: info@aurizon.com Website: www.aurizon.com